INVEST IN **SEANCE FILM**

Back the female-led team of SEANCE — a nuanced Gothic thriller about grief, adultery, and ghosts!


SÉANCE
a Victorian Gothic thriller

seancefilm.com Los Angeles CA

Entertainment | Female Founder | Film | Women Founders

LEAD INVESTOR

Steven Clark

This is my third film investment and second with this team. Vivian and Rachel are masters of making beautiful films with recognizable talent, but on a modest budget. They're garnering attention within the independent film industry and are considered up-and-coming filmmakers to watch. As an investor in their previous film, SCRAP, I have observed them in each phase of production and even visited their sets. Vivian and Rachel are consummate professionals who are dedicated to their craft. I am confident that their high standards and artistry will be on full display in SEANCE as well.

Invested $20,000 this round

Highlights

1. Previous feature SCRAP was fully funded on Wefunder in 2021 and successfully completed production on time & under budget

2. SCRAP attracted name talent including Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo
1. Previous feature SCRAP was fully funded on Wefunder in 2021 and successfully completed production on time & under budget

2. SCRAP attracted name talent including Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas
3. Director/Writer Vivian Kerr has pitched at HBO, HBOMax, Element Pictures, Tornante, Fabel Entertainment, and others
4. As award-winning alumni of 50+ film festivals, we have strong relationships within the industry
5. You want to support an all-female directing, writing, and producing team, and elevate female voices
6. Director/Writer Vivian Kerr has been a professional actor for 15+ years, with extensive TV credits
7. You love thoughtful psychological horror films in the vein of THE OTHERS, THE INNOCENTS, and GASLIGHT
8. Vivian Kerr's scripts have placed Top 10 in Final Draft's Big Break, and Second-Round in both Sundance & Austin

Our Team

Vivian Kerr Director / Writer / Actor

Our Team



Vivian Kerr Director / Writer / Actor

Vivian Kerr is an LA-based actor, writer, producer, and director. Her debut feature, SCRAP, was a Top 10 Finalist in Final Draft's Big Break and financed entirely on WeFunder. It co-stars Anthony Rapp and Lana Parrilla and will premiere in 2022.

SEANCE allows us to build on the model of low-budget, high-quality filmmaking we established with our first feature, while moving into the genre space and setting our investors up to benefit from a marketplace that is hungry for well-made horror films.



Rachel Stander Producer

Rachel Stander is an independent producer working in narrative film and television. Under the banner of her production company, A Season of Rain, she is focused on cultivating and shepherding stories for the screen about challenging, complex women.

WHO WE ARE

Meet with us on Zoom! ----> **https://calendly.com/seancefilm**

"**A Season of Rain**" is a production company founded by Producer Rachel Stander in 2020. Our first feature film, SCRAP, was successfully financed on WeFunder, and we have already built a stellar reputation in a short period of time for our professionalism and taste.

Thanks to our incredible investors, we were able to shoot the feature for SCRAP in just 4 weeks in July/August 2021.





Based on the strength of the script, we were able to attract some terrific actors to SCRAP:



ANTHONY RAPP | "Ben"

Anthony Rapp is an actor and singer best known for originating the role of Mark Cohen in the Broadway production of RENT in 1996, and for reprising the role in the 2005 film RENT and the Broadway Tour in 2009. He has appeared in many big screen roles, most notably in DAZED AND CONFUSED, ADVENTURES IN BABYSITTING, A BEAUTIFUL MIND, THE OTHER WOMAN, SCHOOL TIES, ROAD TRIP, and SIX DEGREES OF SEPARATION (both the stage and film versions). He has worked extensively on and off Broadway, playing Charlie Brown in the 1999 Broadway revival of YOU'RE A GOOD MAN, CHARLIE BROWN, and originating the role of Lucas in the musical IF/THEN in 2014. In 2000, Rapp released a solo CD, entitled LOOK AROUND, and in 2006, he published a memoir about RENT and his relationship with his mother, "Without You: A Memoir of Love, Loss, and the Musical Rent." His most recent work includes the role of Lieutenant Paul Stamets on the acclaimed CBS series STAR TREK: DISCOVERY, as well as recurring roles on THE KNICK and THE GOOD FIGHT.



LANA PARRILLA | "Stacy"

Lana Parrilla can now be seen starring in the second season of WHY WOMEN KILL for Paramount+. Recently, Lana starred alongside Bobby Soto, Shia LaBeouf, and George Lopez in David Ayer's indie-thriller, THE TAX COLLECTOR. She is also known for starring on ABC's ONCE UPON A TIME in the roles of 'Regina Mills' and 'The Evil Queen,' earning her a Teen Choice Award for best TV Actress in a fantasy series in 2016. Lana also has experience as a director, directing one of the final episodes of OUAT. Prior to that, she was a series regular in the ABC sitcom SPIN CITY before later going on to star in BOOMTOWN, WINDFALL, SWINGTOWN, and as Dr. Eva Zambrano on the medical drama MIAMI MEDICAL. She also appeared in the role of Sarah Gavin during the fourth season of Fox series 24.



BETH DOVER | "Esther"

Beth Dover is best known for her role as the multi-dimensional villain Linda Ferguson on the award-winning series ORANGE IS THE NEW BLACK for Netflix. Beth also recurred in Comedy Central's ANOTHER PERIOD and as Shari in Netflix's WET HOT AMERICAN SUMMER: TEN YEARS LATER. In 2012-13 Dover appeared as Lexie on 20 episodes of the E! series BURNING LOVE, a comedic sendup of dating shows like "The Bachelor" starring Ken Marino. Additional television credits include SON OF ZORN, NEW GIRL, DIFFICULT PEOPLE, FRESH OFF THE BOAT and BROOKLYN NINE-NINE. On the film front, Dover appeared in LIFE PARTNERS for Magnolia Pictures opposite Gillian Jacobs, Leighton Meester, Gabourey Sidibe, and Adam Brody. She most recently wrapped the lead role in the horror film OUTPOST.



KHLEO THOMAS | "Marcus"

Khleo Thomas is an actor, rapper, influencer, and music producer best known for his role as Zero in HOLES and Mixed Mike in ROLL BOUNCE. Born in Anchorage, Alaska, he began acting in commercials at age six after his family settled in Southern California. He also starred in other films, including FRIDAY AFTER NEXT, WALKING TALL, GOING TO THE MAT, DIRTY, and REMEMBER THE DAZE and is also known for his role as Lewis Wilks in MAJOR CRIMES. He has recorded numerous mixtapes and singles since releasing his first mixtape The World Is A Cartoon in 2010. Thomas streams video games on Twitch under the username KhleoThomas where he currently has over 22.9k followers.

And some amazing press:


DEADLINE
'Star Trek: Discovery's Anthony Rapp Joins Vivian Kerr In 'Scrap'


Deadline Hollywood
@DEADLINE
Lana Parrilla Joins Anthony Rapp In Vivian Kerr's Indie Drama 'Scrap'
deadline.com
Lana Parrilla Joins Anthony Rapp In Vivian Kerr's Indie Drama 'Scrap'
Once Upon a Time alum Lana Parrilla has been set to star alongside Anthony Rapp and writer-director Vivian Kerr in Scrap.

We look forward to premiering it at a major festival in 2022 and shopping it to distributors:





A24 IFC Films
NEON BLEECKER STREET
Roadside Attractions ORION CLASSICS GUNPOWDER & SKY
NETFLIX hulu prime video tv+

And are immensely proud of how beautiful the film looks, thanks to our incredibly accomplished crew, including Director of Photography Markus Mentzer (CLARA'S GHOST, Sundance Film Festival premiere, Netflix's I THINK YOU SHOULD LEAVE, THE BIG SHORT, THE DISASTER ARTIST).



Which brings us to our second feature film...

SEANCE

Logline

A Victorian woman contemplating adultery is forced to take refuge from a storm at the home of her potential lover and his unstable wife, who claims to be haunted by their dead child.







Setting

California. The seaside. 1892.



The Characters


Emma

"Emma" - A successful professional writer. Married to Albert, a slightly younger man and budding artist. Formerly married to George, on vacation with Albert by the seaside. Passionate, intelligent, a bit selfish, contemplating an affair with George.


Albert

"Albert" - A talented, yet unknown artist; his muse is his wife, Emma, a slightly older woman who very much "wears the pants" in the relationship and financially supports him. Intimidated by her, unable to satisfy her sexually, yet deeply in love with her, he wants desperately to fix their relationship. Slightly effeminate in appearance.


George

"George" - Emma's former husband, now married to Lillian. The father of Hazel, a three-year-old girl who died several months earlier in a drowning accident. Still in love with Emma and wants to be with her. Wealthy, handsome,

charismatic, a man's man.


Lillian

"Lillian" - George's wife, unable to forgive herself for the death of her daughter, Hazel. A traditional Victorian wife — pretty, delicate, still in the grieving process. Mentally unwell, a staunch believer in ghosts and spiritualism.

Tone

Mature, intelligent, psychological horror.


NICOLE KIDMAN
THE OTHERS
CHARLES BOYER
INGRID BERGMAN
JOSEPH COTTEN
Gaslight
CRIMSON PEAK


THE WOMAN IN BLACK
A STRANGE NEW EXPERIENCE IN SHOCK
DEBORAH KERR
the Innocents
THE VVITCH

> *"I've always loved the Impressionist painters. The characters of Emma and Albert are artists, and I'm interested in exploring how the look of SÉANCE can be influenced visually by the way artists in the late 19th century interpreted the world around them... "*



> *"...and it's also an exploration of marriage. What binds two people together and what tears them apart?"*

-Vivian Kerr, writer/director



Why is Horror so Successful?

Of all the scripts we could have chosen for our second feature film, SÉANCE rose to the top not only because its limited locations and cast size would allow us to produce an expensive-looking period piece for a modest budget, but also because, quite frankly, horror (or horror-adjacent) films sell *really* well!

- Horror Films Cost Very Little to Make and They Make a LOT of Money - https://www.opploans.com/oppu/articles/horror-films-cost-very-little-to-make-and-they-make-a-lot-of-money/
- WHAT THE DATA SAYS: PRODUCING LOW-BUDGET HORROR FILMS - https://americanfilmmarket.com/what-the-data-says-producing-low-budget-horror-films/

Comparable Films

Independent Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)	
You're Next	2011	$1	$26.9	26.9x
It Follows	2014	$1	$21.9	21.9x

The Visit	2015	$5	$98.5	19.7x
Monsters	2010	$0.5	$5.1	10.2x
As Above, So Below	2014	$5	$41.9	8.38x
The Babadook	2014	$2	$10.5	5.25x
It Comes at Night	2017	$5	$19.7	3.94x
Let the Right One In	2008	$4	$11.2	2.8x

Period Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)	
Winchester	2018	$3.5	$44.0	12.5x
The Others	2001	$17	$209.9	12.3x
The Witch	2015	$4	$40.4	10.1x
The Woman in Black	2012	$17	$129	7.6x
Lady Macbeth	2016	$0.65	$5.4	8.3x

SEANCE's Journey Through Production

Early Bird Investors will be those investors who contribute towards the first $250,000 of our budget. Terms are **125% of Principal and 40% Net Profits.**

Regular Investors (those who invest after we hit $250,000) will receive **120% of Principal and 40% Net Profits**. You can download our full Investor Agreement at the bottom of this page!

Our target goal for SÉANCE is $550,000, and we have set our minimum at $300,000, which is the smallest amount we believe we can produce SÉANCE for without severely impacting the quality of the final product.

Here's how we anticipate the breakdown of costs for a $550,000 Budget:



Pre-Production 9%
Production 55%
Wefunder Fee 7.5%
Post-Production 29%
Wefunder Fee
Pre-Production
Production
Post-Production

As Producers, we do not see any Profits under this Revenue Share Agreement until all investors have recouped their 120% of Principal.



2022
2023
2024
FINANCING
Script locked. $300K minimum raised.
PRE-PRODUCTION
10 weeks.
Cast attached. Locations locked. Below-the-line hired. Phase 1 publicity.
PRINCIPAL PHOTOGRAPHY
4 weeks.
Shooting completed.
POST-PRODUCTION
6 months.
Edit, color, VFX, sound mix.
FESTIVAL PREP
Hire publicist, secure sales agent, shop to distributors, DCP creation, final output.
FESTIVAL CIRCUIT
12-18 months.
World & North American premieres, exposure, and secure distributor. Phase 2 publicity.
DISTRIBUTION
Sign contracts. Prepare deliverables. Phase 3 publicity.
INVESTOR GROUP
After costs, first monies are distributed to investors until they have recouped 120% of initial investment.
PRODUCERS
Net profits are divided between the investors and Producers according to their pro-rata share.
This is a projected timeline and not a guarantee.

Perks!

We also want to make sure our Investors on WeFunder are rewarded for investing in SÉANCE, so we have some awesome Perks available as our way of saying THANK YOU!

Is there something you're interested in that's not available below? Email us at seancefilmofficial@gmail.com!



$30,000+ Investment — Executive Producer

An EXECUTIVE PRODUCER credit in the end credits of the film.
+ Two tickets to the West Coast & East Coast premieres, or Regional premiere of your choice.
+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).
+ A 1-day visit to the set (travel/lodging not included).
+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.
+ A script signed by the writer/director and producer.
+ A handwritten thank-you card from the Producers.
+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).



$20,000+ Investment — Co-Producer

A CO-PRODUCER credit in the end credits of the film.
+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).
+ A 1-day visit to the set (travel/lodging not included).
+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.
+ A script signed by the writer/director and producer.
+ A handwritten thank-you card from the Producers.
+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$10,000+ Investment — Associate Producer

An ASSOCIATE PRODUCER credit in the end credits of the film.
+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.
+ A script signed by the writer/director and producer.
+ A handwritten thank-you card from the Producers.
+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$5,000+ Investment — Very Special Thanks

A VERY SPECIAL THANKS credit in the end credits of the film.
+ A script signed by the writer/director and producer.
+ A handwritten thank-you card from the Producers.
+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$2,500+ Investment — Special Thanks

A SPECIAL THANKS credit in the end credits of the film.
+ A handwritten thank-you card from the Producers.
+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$1,000+ Investment — Shout Out

A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

About Us



Vivian Kerr is an LA-based actor, writer, producer, and director. In 2020, she was a Finalist in Sony Pictures TV's Rising Storytellers Search with her pilot FIVE POINTS, about the female-led gangs of 19th century New York, which was also invited into the 2021 Stowe Story Labs and selected as one of eight pilots for the 2021 Women's Weekend Film Challenge TV Pilot Accelerator.

Her feature script, SCRAP, was a Second Rounder in Sundance's Development Lab and a Top 10 Finalist in Final Draft's Big Break Screenwriting Competition. Co-starring Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas, SCRAP is currently in post-production and will premiere in 2022, marking her feature film directorial debut.

Her feature script EXCHANGE placed in the Top 20% of the Nicholls Fellowship and a Top 5 Finalist in Screencraft's Action & Thriller Contest, and her pilot NEWSPAPERWOMAN was a Second-Rounder in the 2020 Austin Film Festival. She is currently in development on her pilot THE MITFORDS with Goldfinch in the UK.

As an actor, her work includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from University of Southern California, and is repped by Authentic Talent for acting and Citizen Skull for literary.



Rachel Stander is a producer working in film, television, and new media. She is

currently in post-production on **SCRAP**, an intimate indie drama feature about the secrets we keep from the people who love us the most. Next on her slate is SÉANCE, a psychological horror thriller set in 1890s California. Previous work includes JULIAN, a dark comedy short film, and LYSISTRATA 2.0, a PSA-style get-out-the-vote project. Under the banner of her production company, **A Season of Rain**, Rachel is committed to cultivating and shepherding stories for the screen about challenging, complex women.

Here's What People Say About Us

> *"Rachel is the kind of producer who can take any challenge and turn it into a win. Her attention to detail results in issues being handled before you even know there's a problem. Rachel's enthusiasm for what she does has helped my projects run smoothly, and I consider her a key and valuable collaborator."*

—Kai Soremekun, *Filmmaker*

> *"I have cast Vivian in multiple sketches for Jimmy Kimmel Live! Not only is she incredibly talented, she is a versatile performer who is nothing but professional on set. Always great to work with!"*

—Cecelia Pleva, *Casting Director at Jimmy Kimmel Live!*

> *"Rachel has the sensibility of an artist in her taste and selection of projects. And as a producer and leader, her attention to detail at every level of a project and organizational abilities are the top of her game. I would entrust any project to Rachel Stander and expect it to be handled with thorough care, integrity, innovation and higher standards."*

—Karen Strassman, *Actress / Voice Over Artist / Dialect Coach*

> *"As Vivian's acting teacher and coach for the past six years, she is joyful, generous, serious, and successful. Vivian routinely pushes her boundaries. I have worked with hundreds of actors and Vivian stands out as one who is likely to make a major contribution to the art. I think that the late greats, Stella Adler and Sanford Meisner—with whom I had the opportunity to study —would celebrate Vivian's imagination, discipline, sensitivity, and intelligence."*

—Saxon Trainor, *Acting Coach*

> *"Rachel has impeccable taste and a leadership style that is calm and assured. Her strong work ethic and creative instincts elevate any project she's involved with. She is that rare combination of creative, smart, funny, and extremely organized."*

—Luz Beato, *Public Defense Attorney*

> *"Vivian is an artist that brings depth and nuance to every character she writes or plays. Having been lucky enough to witness Vivian as an actress and a writer, she has the goods to deliver a feature film that is captivating, poignant and heartfelt. "*

—Cory Stonebrook, *Actor & Writer*

> *"With her writing, acting, and directing Vivian infuses her characters with remarkable intimacy and understanding."*

—Lauren Mora, *Actress & Producer*

> *"I worked with Rachel for many years. A dependable and dedicated leader, she has always been able to see the big picture and achieve the goals of our vision and mission. She uses thoughtful discretion when needed, and beyond being a creative mastermind, she is incredibly fun and memorable to work with."*

—Tiffany Yee, *Financial Advisor*

> *"Vivian's script reflects her gift of amazing storytelling. Her experience writing, acting, producing, and directing demonstrates that any project of hers will be successful!"*

—Mary Kate Schroeter, *Innovation Fellow, Chicago Dept of Family & Support Services*

> *"Vivian is a problem solver—which is invaluable on set. Whether she is acting, directing, or producing, she can clearly and concisely see what needs to be done, and executes."*

—Tiffany Trainer, *Actress, Producer & VO Artist*

Downloads

HAZEL S GHOST LLC Operating Agreement.pdf

SEANCE Funding Agreement.pdf